UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces Board opinion on
the price of Tender Offer

Mexico City, Mexico, June 7, 2021— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., (“OMA” or the “Company”) (NASDAQ: OMAB; BMV: OMA), as a follow-up to the press release dated May 24, 2021, informs that at the Board of Directors’ Meeting held on June 7, 2021, with the attendance by all of its members, and in which those members of the Board who expressed having a conflict of interest abstained from deliberating and voting, it was unanimously approved by the members of the Board that participated in the deliberation, among other things, to vote in favor of opining that the price per share offered by Aerodrome Infrastructure S.à.r.l. (“Aerodrome”) in the tender offer conducted simultaneously in Mexico and in the United States of America to acquire up to 97,527,888 Series B ordinary shares, nominative and without par value, of OMA’s fully subscribed and paid-in capital stock (the “Shares”) (the “Offer”) is fair from a financial point of view.

The foregoing, pursuant to the recommendation of the Corporate Practices, Finance, Planning and Sustainability Committee of the Company, which took into consideration, among other factors, the fairness opinion, dated June 4, 2021, issued by FTI Capital Advisors, LLC, as independent advisor. A copy of the fairness opinion is attached hereto.

In addition, OMA informs that during the Board Meeting, the conflict of interest expressed by Christian Whamond, pursuant to article 101 of the Mexican Securities Market Law (Ley del Mercado de Valores) was duly noted. The other members of the Board of Directors individually stated the non-existence of conflicts of interest with respect to the Offer.

The Company informs that the current members of its Board of Directors, as well as OMA’s Chief Executive Officer, do not have a direct or indirect stake in the capital stock of OMA.

Finally, the Company informs that today, it filed Schedule 14D-9 with the Securities and Exchange Commission.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Copy of fairness opinion issued by the independent expert

June 4, 2021

Board of Directors and

Corporate Practices, Finance, Planning and Sustainability Committee

Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

Plaza Metrópoli Patriotismo, Piso 5

Av. Patriotismo 201

Col. San Pedro de los Pinos

Ciudad de México, México 03800

Attn: Members of the Board of Directors and of the Committee (as defined below)

Ladies and Gentlemen:

We understand that Aerodrome Infrastructure S.à r.l. (“Aerodrome”), a limited liability company organized under the laws of Luxembourg, an affiliate of Servicios de Tecnología Aeroportuaria, S.A. de C.V. (“SETA”), a Mexican corporation, and beneficially owned by Bagual S.à.r.l. (“Bagual”), a limited liability company organized under the laws of Luxembourg, Grenadier S.à.r.l. (“Grenadier”), a limited liability company organized under the laws of Luxembourg, Pequod S.à.r.l. (“Pequod”), a limited liability company organized under the laws of Luxembourg, Harpoon S.à.r.l. (“Harpoon”), a limited liability company organized under the laws of Luxembourg, Expanse S.à.r.l. (“Expanse”), a limited liability company organized under the laws of Luxembourg, Fintech Holdings Inc. (“FH”), a corporation organized under the laws of Delaware and David Martínez (“Mr. Martínez” and, together with Aerodrome, SETA, Bagual, Grenadier, Pequod, Harpoon, Expanse and FH, the “Offerors”) have made a tender offer in the United States of America and, in conjunction, Aerodrome has made a tender offer in Mexico for the purchase of up to an aggregate 97,527,888, of the (1) outstanding Series B ordinary shares, without par value (the “Series B Shares”) and (2) in the United States, Series B Shares represented by outstanding American Depositary Shares (each representing eight Series B Shares) (the “Securities”), of Grupo Aeroportuario del Centro Norte, S. A. B. de C.V. (the “Company”) in cash at a price of Ps.137 per Series B Share and a price of Ps.1,096 per ADS (the “Offer Price”), in each case without interest thereon, net of certain fees, commissions and currency and other expenses described in the tender offer (collectively, the “Offers”).

FTI Capital Advisors, LLC (“FTICA” “we” or “our”) has been requested by the Company’s Board of Directors (the “Board”) to render our opinion to and for the sole benefit of the Board and the Corporate Practices, Finance, Planning and Sustainability Committee (the “Committee”), as to the fairness, from a financial point of view, to the holders of the Securities (the “Shareholders”), of the Offer Price. Our opinion does not address any other aspect of the Offers.

www.fticonsulting.com

1800 Century Park East, Suite 450

Los Angeles, California 90067

Tel: 310.552.3774 Fax 310.552.3781

Board of Directors, Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

June 4, 2021

In arriving at our opinion, we reviewed and analyzed, among other things:

(i)	the engagement agreement between FTICA and the Company as of May 25, 2021 (the “Engagement Agreement”);

(ii)	the offer to purchase for the U.S. Offer (the “U.S. Offer to Purchase”) and the related documents that have been filed as exhibits to the Schedule TO filed by the Offerors, dated May 24, 2021 (the “Schedule TO”);

(iii)	the informative memorandum (folleto informativo) and the related documents that have been filed with the National Banking and Securities Commission in Mexico (Comisión Nacional Bancaria y de Valores, “CNBV”) dated May 24, 2021 (the “Folleto Informativo Definitivo”, and together with Schedule TO, the “Offer Documents”);

(iv)	the Company’s publicly disclosed financial statements covering the period December 31, 2017 through March 31, 2021;

(v)	a summary of the Company’s agreement (the “Concession Agreement”) with the Mexican Ministry of Communications and Transportation, covering the Company’s rights and responsibilities pertaining to each of the 13 airports that the Company operates under the Concession Agreement;

(vi)	forecasts prepared by the Company’s management (“Management”) covering the Company’s financial performance covering the period April 1, 2021 through October 31, 2048 prepared on or about May 25, 2021 by Management (the “Forecast”);

(vii)	recent analyst reports from analysts that cover the Mexican airline industry and/or Company; and

(viii)	a management representation letter addressed to FTICA addressing the accuracy and completion of information provided by Management to FTICA.

In addition, we have had discussions with Management concerning the Company’s business, operations, assets, liabilities, financial condition and prospects and undertaken such other studies, financial analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information and data furnished to or disclosed to us by Management (including any materials prepared by third parties and provided to FTICA by or on behalf of Management), or that were reviewed by us, and we have not assumed and we do not assume any responsibility or liability for independently verifying such information. We have further relied upon the assurances of Management that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. We have assumed, with your consent, that the Forecast has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management. We assume no responsibility for, and we express no view as to, the Forecast, estimates or the assumptions on which it is based. In arriving at our opinion, we have not conducted a legal, accounting or physical inspection of the Company and have not made or obtained any valuations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon financial, market, economic and other conditions as they exist on, and can be evaluated as of, the date of this opinion. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this opinion. Furthermore, we have not evaluated, and are not opining on, the solvency of the Company under any laws relating to bankruptcy, insolvency or similar matters.

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	2

Board of Directors, Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

June 4, 2021

We have assumed that the Offer Price will be as set forth in the Offer Documents. We have assumed that the accuracy of the disclosures contained in the Offer Documents and the other definitive documents, that any covenants contained in the definitive documents are reasonably likely to be performed, and that the Offers will be consummated promptly, and without waiver, modification or amendment of any material terms or conditions set forth in the Offer Documents and other definitive documents reviewed by us. We have also assumed that all material governmental, regulatory and third-party approvals, consents and authorizations and releases necessary for the consummation of the Offers will be obtained prior to completion of the Offers and within the time frames reasonably contemplated by the parties to the Offers. We do not express any opinion as to legal, regulatory, tax or accounting matters, as to which we understand the Company has obtained such advice as it deemed necessary from qualified professionals.

We express no view as to, and our opinion does not address, any terms or other aspects or implications of the Offers (other than the fairness of the Offer Price from a financial point of view to the Shareholders) or any aspect or implication of any other agreement, arrangement or understanding entered into or to be entered into in connection with the Offers, including, without limitation, the fairness of the amount or nature of the compensation resulting from the Offers to any officers, directors or employees of the Company, or any class of such persons. In addition, we express no view as to, and our opinion does not address, the future price or value of the Securities or any other equity interests in the Company or of any assets of the Company, the underlying business decision of the Company to proceed with or effect the Offers nor does our opinion address the relative merits of the Offers as compared to any alternative business strategies that might exist for the Company or the effect of any other transactions in which the Company may engage.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Offer Price is fair from a financial point of view to the Shareholders.

Our opinion is based on the terms described to us by Management and the other documents and information described herein. We have not been provided, and have not reviewed, any other definitive documents to be entered into in connection with the Offers (if any) and express no opinion on such documents.

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	3

Board of Directors, Grupo Aeroportuario del Centro Norte, S. A. B. de C.V.

June 4, 2021

We will receive a fee for our services in connection with this opinion, a portion of which is payable upon rendering this opinion. The Company has agreed to reimburse certain of our expenses and indemnify us for certain liabilities that may arise out of our engagement pursuant to the Engagement Agreement. FTICA is a wholly-owned subsidiary of FTI.

FTI has performed services for an affiliate of the Offerors during the past two years. The Board acknowledges the disclosure of all of these facts and circumstances and relationships, has conducted its own inquiry as to the services performed in the past by FTI and its affiliates on behalf of the affiliate of the Offerors, and has waived all actual and potential conflicts of interest and claims that may arise from FTICA’s services hereunder or pursuant to any of the prior or future engagements of FTICA, FTI, and their affiliates, subject to the provisions with respect to such conflicts of interest set forth in the Engagement Agreement, including the requirement that FTICA establishes reasonable and appropriate screening procedures to prevent disclosure of the Company’s confidential information and assigns a separate team of individuals to the project team that provides services to the Offerors or other parties relating to the Offers.

FTI, its subsidiaries and its affiliates engage in a wide range of businesses from investment banking, asset management and other financial and non-financial advisory services. In the ordinary course of our business, we and our affiliates may actively advise our customers with respect to trades or other transactions in equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company for the accounts of our customers.

This opinion, the issuance of which has been approved by FTICA’s Fairness Committee, is strictly for the use and benefit of the Board and the Committee and is rendered to the Board and the Committee in connection with its consideration of the Offer Price and the Offers. This opinion is not intended to be and does not constitute a recommendation to any Shareholder as to whether it should tender Securities in the Offers.

Very truly yours,

FTI Capital Advisors, LLC

FTI Capital Advisors, LLC is a wholly owned subsidiary of FTI Consulting, Inc.	4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated June 07, 2021